KEEGAN RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

Three months ended June 30, 2009 and 2008

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KEEGAN RESOURCES INC.

Management Discussion & Analysis

Three months ended June 30, 2009 and 2008

1.1

Date

This Management’s Discussion and Analysis (“MD&A”) of Keegan Resources Inc. (“Keegan” or the “Company”) has been prepared by management as of August 13, 2009 and should be read in conjunction with the consolidated interim financial statements and related notes thereto of the Company, as at and for the three months ended June 30, 2009 and 2008 and the audited consolidated financial statements and related notes thereto of the Company, as at and for the years ended March 31, 2009 and 2008, which were prepared in accordance with Canadian generally accepted accounting principles.

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Issuer, including potential business or mineral property acquisitions and negotiation and closing of future financings.  The Issuer has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions.  The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2

Over-all Performance

The Company was incorporated under the provisions of the Company Act (British Columbia) on September 23, 1999, and completed its initial public offering and listed its shares for trading on the TSX Venture Exchange (the “Exchange”) on June 25, 2001. The Company’s principal business is the acquisition and exploration of resource properties.

The Company graduated to the Toronto Stock Exchange (“TSX”) and commenced trading on the TSX on December 20, 2008 under the trading symbol “KGN”.

The Company has been judicious in its protection of the capital it has on hand. The Company has been investing only in Bankers’ Acceptance Notes and Guaranteed Investment Certificates and has no investments in asset-backed commercial paper which is currently experiencing liquidity issues.

The Company has mining interests in West Africa and has entered into the following agreements as at June 30, 2009:

1.

Esaase Gold Property

The Company entered into an option agreement dated May 3, 2006 with Sametro Co. Ltd. (“Sametro”) to purchase a 100% interest in the Esaase gold property in southwest Ghana, subject to the underlying 10% interest, 3% NSR of the Ghanaian government in all mining projects in Ghana, and a 0.5% NSR owed to the Bonte Liquidation Committee. The agreement is subject to the following terms:

(a)

Cash payments:

-US$100,000 to the bank from which Sametro borrowed funds by May 17, 2006 (paid);

-US$100,000 to Sametro by June 30, 2006, which payment Sametro will deliver to the Esaase Liquidation Committee (the “Committee”) (paid);

-US$100,000 to the Committee by December 30, 2006 (paid);

-US$40,000 to Sametro on May 3, 2007 (obligation renegotiated, see below);

-US$100,000 to the Committee by June 30, 2007(paid);

-US$100,000 to the Committee by December 30, 2007 (paid);

-US$50,000 to Sametro on May 3, 2010 and every year thereafter until production (obligation renegotiated, see below);

-US$200,000 to the Committee on production (paid in advance); and

-US$100,000 to Sametro on production (obligation renegotiated, see below).

(b)

Issuance of 780,000 common shares of the Company to Sametro over a three year period:

-40,000 common shares of the Company to Sametro upon Exchange approval

 (issued);

-120,000 common shares of the Company to Sametro on May 3, 2007 (obligation renegotiated, see below);

-240,000 common shares of the Company to Sametro on May 3, 2008 (obligation renegotiated, see below); and

-380,000 common shares of the Company to Sametro on May 3, 2009 (obligation renegotiated, see below);

(c)

Work exploration expenditures of US$2,250,000 over a three year period:

-$500,000 by May 3, 2007 (incurred);

-$750,000 by May 3, 2008 (obligation renegotiated, see below); and

-$1,000,000 by May 3, 2009 (obligation renegotiated, see below);

The Company entered into a finder’s fee agreement dated June 5, 2006, whereby the Company paid US$10,000 and issued 4,000 common shares as finder’s fees with respect to this acquisition.

During the year ended March 31, 2008, after having already issued the cash and share payments as detailed in 1(a) and 1(b) and completing the full work expenditure indicated in 1(c), the Company renegotiated the option agreement so that all further cash and share payments as indicated in 1(a) and 1(b) are no longer owed. In lieu of these payments, the Company paid $850,000 to a creditor of Sametro and issued 40,000 additional common shares to Sametro. The Company has been granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the NSR and government commitments. During the period, the Company paid US$85,000 and issued 4,000 common shares of the Company as finder’s fees with respect to the renegotiation of the option agreement.

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid US$50,000 to the Bonte Liquidation Committee and US$50,000 to the Minerals Commission of Ghana for the title transfer. The Ghanaian government retains a standard 10% carried interest and 3% NSR and the Bonte Liquidation Committee retains a 0.5% NSR.

The Property:

Since, October 2006, Keegan has drilled 120,000 meters to date and released National Instrument 43-101 (“NI 43-101”) resource 2.025 M oz Au indicated averaging 1.5 g/t Au and 1.451 M oz Au inferred averaging 1.6 g/t Au using a 0.6 g/t Au cut-off. The NI 43-101 report was completed by Coffey Mining Ltd. and is available at www.sedar.com. Keegan, together with Coffey Mining, is also performing additional studies to examine the potential of screen fire assay to better estimate the deposit’s coarse gold content (see NR dated March 2, 2009). Approximately 1400 samples were sent for this purpose.

On the project development front, Lycopodium Engineering Pty. Ltd., a mining engineering firm based in Perth Australia, is currently performing metallurgical and other initial engineering studies at the Esaase Project using composite samples as well core from four large diameter core holes. Meteorological and stream flow monitoring are continuing as are community development projects. Knight and Piesold have also completed the field portion of a preliminary hydrological program.

On the exploration front, Keegan has resumed drilling on the Esaase project as of June 1st, 2009. In addition to resource expansion and infill drilling Keegan plans to also drill holes for the purpose of obtaining geotechnical and hydrological data.

The most recent drill results on the Esaase Gold project may be found at www.keeganresources.com.

Subsequent Events:

On July 7th, 2009, Keegan hired Mr. Maurice Tagami as Vice President, Project Development.  Mr. Tagami will oversee all design, geotechnical, metallurgical, hydrological, mining engineering and other development work required on the Esasse Project and will be responsible for the planning, design and budget for any pre-feasibility and/or feasibility studies and subsequent development that Keegan undertakes.

On July 22nd, 2009, Keegan announced the first results of its 2009 expansion drilling program, which discovered significant high grade mineralization down dip from the existing resource.  Keegan intends to bring a second drill to site to expand its exploration plans.

2.

Asumura Gold Project

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, whereby the Company may acquire 100% of the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa, under the following terms:

(a)

payment of US$100,000 to GTE as follows:

-US$10,000 upon signing the agreement (paid); and

-US$30,000 on or before October 8, 2006 (paid through the issuance of 16,775 shares).

-US$60,000 on or before October 8, 2007 (paid through the issuance of 20,087 shares).

(b)

issuance of common shares of the Company with a value of US$100,000 to GTE as follows:

-common shares with a value of US$10,000 upon regulatory approval (issued 13,899 shares);

-common shares with a value of US$30,000 based on the 10 day average closing price prior to issuance on or before October 8, 2006 (issued 16,775 shares); and

-common shares with a value of US$60,000 based on the 10 day average closing price prior to issuance on or before October 8, 2007 (issued 20,088 shares).

(c)

completion of US$1,000,000 of exploration work on the Asumura property as follows:

-US$80,000 on or before July 31, 2005, (incurred);

-an additional US$400,000 on or before July 31, 2006 (incurred); and

-an additional US$520,000 on or before July 31, 2007 (incurred).

As the Company has met the above commitments, it now has an undivided 100% private interest in the Asumura property subject to a 3.5% net smelter return, 50% of which may be purchased for US$2,000,000. If the property is converted to a Mining License, it may become subject to a 3-6% NSR (3% is the standard amount) and 10% ownership by the Ghanaian government. 11,270 shares were issued to Hunter Dickinson Inc. (“HDI”) as finder’s fees with respect to the Asumura property.

During the year, the Company acquired an option to purchase the remaining 50% of the GTE NSR for an additional US$4,000,000.

The Company entered into an option agreement dated March 27, 2008 with Mt. Olives Goldfields, Ltd. (“Mt. Olives”) to earn a 100% ownership of the Mt. Olives Reconnaissance Concession located in Ghana. Under the option agreement, the Company was required to pay US$70,000 upon signing of the agreement and US$300,000 over a four year period. In addition, the Company was to pay US$80,000 when the full interest is earned and title to the property is transferred in the Company’s name. The Company was required to expend US$500,000 in work commitments over a four year period. The Company also had the right to accelerate both cash and work expenditures to earn a full interest in the property at any time. During the year ended March 31, 2009, the Company decided not to pursue its option agreement on the Mt. Olives concession and as a result, $170,596 in acquisition and deferred exploration expenditures were written-off.

The Property:

In 2008, Keegan released an intercept of 14 m of 4.48 g/t Au from the NW target at Asumura, with additional results confirming bedrock mineralization over a two kilometer strike length. Surface sampling on the Asumura property has continued and Keegan plans a drilling program later in 2009.

1.3

Selected Annual Information

	2009	2008	2007
	$	$	$
Revenues ( interest and other income)	222,703	476,034	97,135
Net loss	4,176,396	4,316,042	4,381,139
Loss per share, basic and diluted	0.15	0.17	0.28
Total assets	33,717,800	34,669,516	21,493,513
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

1.4

Results of Operations

Three months ended June 30, 2009 and 2008

During the three months ended June 30, 2009, Keegan reported a loss of ($1,260,488) or ($0.04) per share compared to a loss of ($1,033,884) or ($0.04) per share during the same period in the previous year, an increase in loss of $96,625.

Expenses incurred during the three months ended June 30, 2009 increased by $407,452 as compared to expenses incurred during the three months ended June 30, 2008.

The primary reason for the increase in loss was the increases in consulting fees, director’s fees and wages and benefits in the amount of $253,301, office rent and administration of $64,270, professional fees of $94,920, regulatory, transfer agent and shareholder information of $143,735, being offset by decreases in amortization by $1,240, stock-based compensation by $59,796, travel, advertising and promotion by $88,223, foreign exchange loss by $240,963 and a decrease in interest income by $60,115.

Below are the discussions on the significant changes in general and administrative expenses:

Consulting fees, directors’ fees and, wages and benefits increased by $253,301 primarily as result of an increase in fees effective May 1, 2009 of key executives and consultants of the Company. In addition, during the period bonuses were paid out to the Company’s key executives and consultants. The increase in fees and bonuses paid were made upon recommendation of the Company’s compensation committee and approved by the Board. No increase in fees were granted and no bonuses were paid during the same period in the prior fiscal year.

Professional fees increased by $94,920 mainly as a result of an increase in audit and audit related fees in connection with the audit of the Company’s annual statements and remaining fees paid during the period for the review of the Company’s interim financial statements and due diligence assistance related to the Company’s short form prospectus.

The increase in regulatory, transfer agent and shareholder information by $143,735 was primarily a result of an increase in regulatory fees of $161,000 for private placement fees paid to the Toronto Stock Exchange and NYSE Amex Equities related to the Company’s brokered private placement financing.

The Company’s reporting currency is the Canadian dollar while it conducts a part of its business in US dollars and Ghanaian Cedi. As a result, the Company incurred foreign exchange loss of $39,570 during the three months ended June 30, 2009 compared to a foreign exchange loss of $280,533 during the same period in the previous year. The decrease in foreign exchange loss by $24,963 was primarily due to the fluctuation of exchange rates over the years.

1.5

Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Interest and other income	Loss and comprehensive loss	Loss per share
June 30, 2009	$ 30,294	$ 1,260,488	$ 0.04
March 31, 2009	$ 67,172	$ 2,122,936	$ 0.08
December 31, 2008	$ 34,591	$ 119,068	$ 0.00
September 30, 2008	$ 30,531	$ 900,508	$ 0.03
June 30, 2008	$ 90,409	$ 1,033,884	$ 0.04
March 31, 2008	$ 219,617	$ 1,182,959	$ 0.04
December 31, 2007	$ 72,827	$ 1,897,042	$ 0.07
September 30, 2007	$ 80,210	$ 625,014	$ 0.03

1.6/1.7

Liquidity and Capital Resources

The Company reported working capital of $18,724,748 at June 30, 2009 compared to working capital of $2,504,131 at March 31, 2009, representing an increase in working capital by $16,220,617. As at June 30, 2009, the Company had cash and cash equivalents of $2,999,038 and short-term investments of $16,000,000 compared to cash and cash equivalents of $2,001,118 and short-term investments of $1,000,000 as at March 31, 2009. Financing for the Company’s operations was funded primarily from private placements and the exercise of share purchase warrants and share purchase options. During the three months ended June 30, 2009, the Company raised net cash of $18,059,533 (net of commission of $960,000 and expenses of $180,467) from a brokered private placement financing, and $256,000 from the exercise of share purchase options. During fiscal 2009, $1,982,700 of capital was obtained from the exercise of share purchase warrants and $242,793 was obtained from the exercise of share purchase options.

During the three months ended June 30, 2009, Keegan expended $1,251,212 in general and administrative expenses including property evaluation costs prior to acquisition. Keegan has budgeted $3,700,000 for general and administrative expenses and $11,155,000 for property exploration and acquisition costs through the end of fiscal 2010. Keegan’s plan of operations for fiscal 2010 is to:

(a)

undertake further work to perform a preliminary economic assessment of the deposit on the Esaase Property, as well as undertake additional exploration to add to the existing resource estimates and convert additional resources to an indicated resources category.  The first phase of exploration will consist of reverse circulation “RC” drilling of current exploration and resource extension targets, continued auger sampling of coincident soil and geophysical targets, and RC and core drilling targeting higher grade targets of the deposit down dip.  If the first phase of exploration discovered continuous mineralization of potentially economic tenor, then additional exploration expenditure would be warranted and a second phase of exploration will be triggered.  The next phase of the program at the Esaase Property may result in a preliminary scoping study on the indicated and inferred resources, which would determine the amenability of the deposit to different scenarios of mining, milling and ore beneficiation.

(b)

continue exploration of the Asumura property, as well as the Jeni Concession.

The Company believes it currently has sufficient working capital on hand to meet its expected capital requirements for fiscal 2010.  The Company will require additional financing going forward.  Additional funds may be received through the exercise of currently outstanding common stock warrants, as well as the possible exercise of common stock options.  The Company may also sell additional common shares either as a private placement or common stock offering during the year.  However, there can be no assurance that any such additional funds will be obtained.

Cash and cash equivalents increased by $997,920 from $2,001,118 at March 31, 2009 to $2,999,038 at June 30, 2009. The increase in cash and cash equivalents was a result of net cash of $18,315,333 generated from a brokered private placement financing offset by cash utilized for operations of $1,310,517 and capital expenditures of $16,007,096 related to deferred exploration costs of $953,250, short-term investments of $15,000,000 and purchase of furniture, equipment and leasehold investments of $53,846.

As at the date of the MD&A, the other sources of funds potentially available to the Company are through the exercise of outstanding 400,000 share purchase warrants at $3.10 per share which expire November 26, 2010, 504,797 stock options at $0.92 per share which expire February 3, 2010, 220,000 options at $1.16 per share which expire November 22, 2010, 60,000 options at $2.48 per share which expire February 2, 2011, 1,055,000 options at $2.44 per share which expire November 10, 2011, 19,000 options at $3.38 per share which expire March 7, 2012, 100,000 options at $3.60 per share which expire October 17, 2012, 836,000 options at $4.20 per share which expire February 5, 2013, 50,000 options at $1.12 per share which expire January 15, 2014, 42,500 options at $3.31 per share which expire June 2, 2014, 56,250 options at $3.10 per share which expire July 2, 2014 and 18,750 options at $3.10 per share which expire July 17, 2014. There can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

Financing for the Company’s operations was funded primarily from various share issuances through private placements and exercise of warrants and options. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising the above funds, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future. The Company has just recently acquired interests in resource properties and its overall success will be affected by its current or future business activities.

The Company is in the process of acquiring and exploring its interests in resource properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of expenditures incurred to earn an interest in these resource properties are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the resource properties.

Commitments:

During the year ended March 31, 2009, the Company signed an office premise lease agreement for approximately $17,637 per month commencing December 1, 2008 and expiring on November 30, 2013.

Contractual Obligation	Total	1-3 years	4-5 years	After 5 years

Lease commitments (1)	$984,260	$612,841	$371,419	-

 (1) The Company has entered into lease agreements for its corporate office premises.

The Company entered into option agreements with respect to the Esaase and Asumura properties in Ghana and pursuant to these agreements the Company has expended an aggregate of $31,340,274 for acquisition and deferred exploration costs on these properties as at June 30, 2009.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

During the three months ended June 30, 2009, the Company entered into related party transactions as follows:

The Company has entered into a consulting agreement with a director and officer of the Company in the amount of US$7,000 per month plus benefits. The fee was increased to US$12,000 per month effective November 1, 2007 and to US$17,500 effective May 1, 2009. During the three months ended June 30, 2009, the Company paid consulting fees and benefits of $110,063 (2008 - $41,775) under this agreement.

Included in consulting fees, wages and benefits is $45,555 (2008 - $20,475) paid or accrued for consulting fees paid to an officer of the Company during the three months ended June 30, 2009.

Included in professional fees is $27,000 (2008 - $23,950) related to accounting, financial reporting and corporate governance matters (20-F, interim financial statements, auditor review of quarterly financials) paid or accrued to a company controlled by an officer of the Company during the three months ended June 30, 2009.

During the three months ended June 30, 2009, the Company paid or accrued $54,075 (2008 - $3,900) for geological fees to a director of the Company. These costs have been included in resource properties.

During the three months ended June 30, 2009, the Company paid directors’ fees of $5,400 (2008 - $5,400) to certain directors of the Company.

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities at June 30, 2009 is $77,032 (March 31, 2009 - $61,939) owing to directors of the Company and a company controlled by a director and officer of the Company.

1.10

Fourth Quarter and Subsequent Events:

The following events occurred subsequent to June 30, 2009:

1.

The Company granted incentive stock options to directors to purchase 300,000 common shares at an exercise price of $3.10 per share expiring five years from the grant date.

2.

50,265 common shares were issued pursuant to the exercise of stock options for gross proceeds of $84,244.

1.11

Critical Accounting Estimates

The presentation of financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the assessment of impairment of long-lived assets including mineral properties, amortization of furniture, equipment and leasehold improvements and the valuation of stock-based compensation. Actual results could differ from those estimates.

The accounting policies described below are considered by management to be essential to the understanding and reasoning used in the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results.

Asset retirement obligations: The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred. The discount used to calculate the present value is the Company’s estimated cost of capital. Future costs are calculated using an estimated inflation rate in the country that the third party costs are expected to be incurred. At the end of each reporting period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

Stock-based compensation: The Company accounts for all stock-based payments and awards made to employees and non-employees under the fair value based method. Fair value is estimated using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility and the period in which the option will be exercised or the expected life of the options. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of future volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

1.12

Changes in Accounting Policies including Initial Adoption

Adoption of New Accounting Standards

1.

Credit risk and the fair value of financial assets and financial liabilities

EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, provides guidance on how to take into account an entity’s own credit risk and the credit risk of the counter party in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The application of this EIC did not have a material impact on the Company’s consolidated financial statements.

2.

Goodwill and intangible assets

CICA Handbook Section 3064, Goodwill and Intangible Assets (Section 3064) replaces CICA Handbook Section 3062, Goodwill and Intangible Assets and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. CICA Handbook Section 1000, Financial Statement Concepts is amended to clarify criteria for recognition of an asset. CICA Handbook Section 3450, Research and Development Costs is replaced by guidance in Section 3064. EIC 27 Revenues and Expenditures During the Pre-Operating Period is no longer applicable for entities that have adopted Section 3064. A number of other EIC abstracts have consequential amendments. CICA Accounting Guideline 11 Enterprises in the Development Stage is also amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under CICA 3064. The adoption of this Section did not have a significant effect on the Company’s consolidated financial statements.

3.

Mining exploration costs

EIC-174, Mining Exploration Costs, provides guidance on the capitalization of exploration costs and the impairment review of exploration costs. For the three months ended June 30, 2009, the Company determined that there was no impairment of capitalized exploration costs.

Future accounting pronouncements:

1.

International financial reporting standards (IFRS)

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ending March 31, 2011. In July 2008, the Canadian Securities Administrators announced that early adoption will be allowed in 2009 subject to seeking exemptive relief. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

2.

Consolidations and non-controlling interests

Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS standard, IAS 27 (Revised), Consolidated and Separate Financial Statements. The Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. The Company expects to adopt this standard on April 1, 2011.

3.

Business combinations

Section 1582, Business Combinations, replaces Section 1581 and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to International Financial Reporting Standards (IFRS) 3 - Business Combinations.  This applies to a transaction in which the acquirer obtains control of one or more businesses.  Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value.  Any interest in the acquiree owned prior to obtaining control will be remeasured at fair value at the acquisition date, eliminating the need for guidance on step acquisitions.  Additionally, a bargain purchase will result in recognition of a gain and acquisition costs must be expensed.  Earlier application is permitted.  The Company expects to adopt this standard on April 1, 2011

1.13

Financial Instruments and Other Instruments

As at June 30, 2009, the Company’s financial instruments consist of cash and cash equivalents, short-term investments, receivables, and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit, liquidity, or market risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

The risk exposure is summarized as follows:

(a)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the banks in each of Canada and Ghana, its short-term bank guaranteed investment certificates and accounts receivable. The short-term investments are with Schedule 1 banks or equivalent, with the majority of its cash held in Canadian based banking institutions, authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation. The receivables consist primarily of goods and services recoverable of $71,918 which are not considered past due.

(b)

Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at June 30, 2009, the Company had a cash and cash equivalents balance of $2,999,038 and a short-term investment of $16,000,000 to settle current liabilities of $547,311 which mainly consist of accounts payable that are considered short term and settled within 30 days. To maintain the Company in good standing and maintain its interests in its exploration properties, management estimates its capital requirements for the next nine months to be approximately $13,000,000. This cost estimate does not include expenses related to the evaluation of potential property acquisitions.

(c)

Market risk

i.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A change of 100 basis points in the interest rates would not be material to the financial statements.

ii.

Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Ghanaian Cedi could have an effect on the Company’s results of operations, financial position or cash flows. At June 30, 2009, the Company had no hedging agreements in place with respect to foreign exchange rates.

The Company is exposed to currency risk through the following financial assets denominated in currencies other than Canadian dollars:

Cash and cash equivalents	June 30, 2009	March 31, 2008

US Dollars	$ 1,415,285	$ 159,991
Ghana Cedis	225,017	744,403

(d)

Fair value

The carrying values of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

1.14

Other Requirements

Internal Control over Financial Reporting

Management is responsible for the establishment and maintenance of a system of internal control over financial reporting. This system has been designed to provide reasonable assurance that assets are safeguarded and that the financial reporting is accurate and reliable. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) and in accordance with accounting policies set out in the notes to the consolidated financial statements for the period ended June 30, 2009.

There has been no change in the Company’s internal control over financial reporting during the three months ended June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Evaluation and Effectiveness of Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures and Changes in Internal Control Over Financial Reporting Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures and the design of internal controls over financial reporting as at June 30, 2009, as required by Canadian securities laws, and have concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in public filings.

There are inherent limitations in all control systems and no disclosure controls and procedures can provide complete assurance that no future errors or fraud will occur. An economically feasible control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There have been no changes in the Company’s internal control over financial reporting during the three months ended June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Summary of outstanding share data:

The Company is authorized to issue an unlimited number of common shares without par value and 100,000,000 preferred shares without par value. As at the date of this MD&A, there were 36,709,166 common shares issued and outstanding.

The following stock options were outstanding as at the date of this MD&A:

Exercise price	Number outstanding at August 13, 2009	Expiry date	Number exercisable at August 13, 2009

$0.92	504,797	February 3, 2010	504,797
$1.16	220,000	November 22, 2010	220,000
$2.48	60,000	February 2, 2011	60,000
$2.44	1,055,000	November 10, 2011	1,055,000
$3.38	19,000	March 7, 2012	19,000
$3.60	100,000	October 17, 2012	100,000
$4.20	836,000	February 5, 2013	836,000
$1.12	100,000	January 15, 2014	50,000
$3.31	170,000	June 2, 2014	42,500
$3.10	225,000	July 2, 2014	56,250
$3.10	75,000	July 17, 2014	18,750
	3,364,797		2,962,297

The following warrants were outstanding as at the date of this MD&A:

Number of Shares	Exercise Price	Expiry Date
400,000	$3.10	November 26, 2010

Additional disclosures pertaining to the Company’s filing statement, technical report, management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.